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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                             Illini Corporation
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                  451773105
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                               (CUSIP Number)

                             Thomas C. Erb, Esq.
                        Lewis, Rice & Fingersh, L.C.
                       500 North Broadway, Suite 2000
                          St. Louis, Missouri 63102
                               (314) 444-7600
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                June 13, 2001
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bust shall be subject to all other provisions of the Act (however, see the Notes).



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                                SCHEDULE 13D

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CUSIP No. 451773105                            Page 2 of 4 Pages
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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ida R. Noll
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

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3          SEC USE ONLY


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4          SOURCE OF FUNDS*


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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2 (e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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                         7       SOLE VOTING POWER

        NUMBER OF                0
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           -------------------------------------------------------
        REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON WITH
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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   12      CHECK BOX IF THE AGGREGATE AMONT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
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   14      TYPE OF REPORTING PERSON*

           IN
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                                     2

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         Item 5 of this Schedule 13D is hereby revised as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a - b) The Reporting Person beneficially owns none (0.0%) of the outstanding shares of the Company's common stock.

         (c) On June 13, 2001, the Reporting Person completed the transactions contemplated by the Stock Purchase Agreement, dated April 12, 2001, between the Reporting Person and the Company and certain other shareholders of the Company. In the transaction, the Company repurchased all of the shares of common stock of the Company beneficially owned by the Reporting Person at a price of $45 per share. Approximately one-third of the purchase price was paid at closing, with the Company to pay the remaining balance, plus 7% interest, over three years until March 31, 2004.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of, the securities referred in
                  Item 5(a).

         (e)      June 13, 2001.

                                     3


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                                SCHEDULE 13D

CUSIP NO. 451773105

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          July 31, 2001
                                                  ------------------------------
                                                             (Date)



                                                         /s/ Ida R. Noll
                                                  ------------------------------
                                                           Ida R. Noll


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